February 10, 2025

Rajiv Shukla
Chief Executive Officer
Carmell Corp
2403 Sidney Street, Suite 300
Pittsburgh, PA 15203

       Re: Carmell Corp
           Registration Statement on Form S-3
           Filed February 3, 2025
           File No. 333-284670
Dear Rajiv Shukla:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Margaret Sawicki at 202-551-7153 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Michael Hedge, Esq.